Exhibit 2.2

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, dated as of July 14, 2010 (the “Employment Agreement”), by and among AECOM Technology Corporation, a Delaware corporation (the “Parent”), Tishman Construction Corporation, a Delaware corporation (the “Company”) and Daniel R. Tishman (the “Executive”) (each of the Executive, the Parent and the Company, a “Party,” and collectively, the “Parties”).

WHEREAS, the Parent, AECOM Technical Services, Inc., a California corporation, the Company and the stockholders of the Company listed on the signature pages thereto are parties to a stock purchase agreement dated as of July 14, 2010 (the “Stock Purchase Agreement”), pursuant to which the Parent will acquire all of the outstanding stock of the Company.

WHEREAS, the Parent intends that the Company will become part of the Parent’s Construction Services Division, the platform for the Parent’s global construction services and construction management business (the “Construction Services Division”), and desires that the Executive be the chairman of the Construction Services Division; and

WHEREAS, the Company and the Parent desire to employ the Executive and wish to acquire and be assured of his services on the terms and conditions hereinafter set forth; and

WHEREAS, the Executive desires to be employed and to serve the Parent and the Company on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valid consideration, the sufficiency of which is acknowledged, the parties hereto agree as follows:

Section 1.                                            Employment.

1.1.                              Term.  Subject to Section 3 hereof, the Parent and the Company agree to employ the Executive, and the Executive agrees to be employed by the Parent and the Company, in each case pursuant to this Employment Agreement, for a period commencing on July 14, 2010 (the “Effective Date”) and ending on the third anniversary of the Effective Date (the “Initial Term”); provided, however, that the period of the Executive’s employment pursuant to this Employment Agreement shall be automatically extended for successive one-year periods (each such one year period being an “Extended Term”) on each anniversary of the date hereof, in each case unless either Party hereto provides the other party hereto with written notice that such period shall not be so extended at least six (6) months in advance of the date of such extension.  The Executive’s period of employment pursuant to this Agreement shall hereinafter be referred to as the “Employment Period.”

1.2.                              Duties, Authority and Responsibilities.  During the Employment Period, the Executive shall serve as (i) Chief Executive Officer of the Company until a successor is appointed (but in no event beyond one year following the Effective Date); (ii) Chairman of the board of directors of the Company (the “Company Board”), (iii) Chairman of the Construction

[Signature Page to Daniel R. Tishman Employment Agreement]

Services Division, (iv) Vice-Chairman of the Parent, (v) a member of the Office of the Chief Executive of the Parent, and (vi) in such other positions as an officer or director of the Company, the Parent and their respective affiliates as the Executive and the Parent CEO shall mutually agree from time to time.  The Executive shall report only to the chief executive officer of the Parent (“Parent CEO”).  The Executive shall have the authority and responsibility for the overall business strategy of the Construction Services Division and such other authorities and responsibilities as are customary for the chairman of a company comparable to the Company and to a business comparable to the Construction Services Division.  Without limiting the generality of the foregoing and subject to all applicable written policies and procedures of the Parent provided to the Executive, including the Parent’s Delegations of Authority and Code of Conduct, the Executive shall have the authority and responsibility for (i) the formulation and execution of the overall business strategy of the Construction Services Division in coordination with the Parent CEO and the Parent Enterprise Management Team, (ii) the determination of which projects the Construction Services Division decides to pursue or not pursue, (iii) the determination of the management structure for the Construction Services Division, (iv) acquisitions and dispositions within the Construction Services Division, and (v) providing feedback and guidance for Parent’s business strategy and assisting in the implementation of such strategy, subject to the approval of the Board or the Parent Board, as applicable.

1.3.                              Exclusivity.  During the Employment Period, the Executive shall devote such portion of his business time and attention to the business and affairs of the Construction Services Division as he deems necessary and appropriate to discharge his duties hereunder.  During the Employment Period, the Executive shall use his best efforts to promote and serve the interests of the Parent and the Company.  The Parent and the Company acknowledge and agree that the Executive has other business activities and interests, including without limitation the Executive’s majority ownership interest in and management of Tishman Hotel & Realty L.P. (“THR”), to which the Executive may devote a significant amount of time during the Employment Period and that the Executive’s attention to such other business activities and interests shall not constitute a breach of the Executive’s duties hereunder.  The Parent and the Company acknowledge and agree that it is expected that the Executive will spend approximately one-half of his business time on the business and affairs of the Construction Services Division and his duties as Vice-Chairman and a member of the Board of Parent, that the Executive has, prior to the Effective Date, performed his duties to the Company at various locations (including his home) and that he will continue to perform his duties to the Company and the Parent in a manner, on a schedule and at such locations as are consistent with his past practices.  In addition, the Executive may during the Employment Period (a) serve any civic, charitable, educational or professional organization, (b) serve on the board of directors (i) of such companies on which he serves as of the date hereof and (ii) of other for-profit business enterprises, provided, that, such other for-profit businesses are not a Competitive Business and Executive’s service on such other boards is approved by the Parent Board, such approval not to be unreasonably withheld and (c) manage his personal investments, in each case so long as any such activities do not materially interfere with the Executive’s duties and responsibilities hereunder.

Section 2.                                            Compensation.

2.1.                              Salary.  As compensation for the performance of the Executive’s services hereunder, during the Employment Period, the Company shall pay to the Executive a salary at an annual rate of six hundred thousand dollars ($600,000) payable in accordance with the Company’s standard payroll policies (the “Base Salary”).  The Base Salary will be reviewed annually and may be adjusted upward (but not downward) by the Parent CEO in his/her discretion and subject to approval by the Parent Board as appropriate.

2.2.                              Annual Bonus.  Starting with Parent’s fiscal year 2011 and for each fiscal year thereafter that ends during the Employment Period, the Executive shall be entitled to awards of additional compensation (the “Annual Bonus”) to be based upon the financial performance of the Company and/or Parent, as applicable, relative to the Company’s or Parent’s budget for the relevant fiscal year (basis for 60% of Annual Bonus), as well as Executive’s success in meeting the “Key Performance Indicators” and other personal and subjective performance goals and objectives (basis for 40% of Annual Bonus), in each case as determined by the Parent CEO and approved as necessary by the Parent Board.  The Executive’s target Annual Bonus opportunity for fiscal year 2011 and each fiscal year thereafter that ends during the Employment Period shall equal one hundred percent (100%) of the Base Salary (the “Target Annual Bonus Opportunity”); provided, however, that the Executive shall be guaranteed an Annual Bonus for each fiscal year during the Employment Term of no less than $550,000 (the “Minimum Bonus”) (which shall be pro-rated for any fiscal year that does not fall entirely within the Employment Period).  The amount paid depends on the extent to which performance, as measured against the performance goals described above, are achieved or exceeded.  The performance goals for fiscal year 2011 will be set by Parent CEO by September 30, 2010 and approved by the Parent Board at its next meeting thereafter but in no event later than December 31, 2011 and for all fiscal years thereafter will be set and approved in the same fashion.  The Annual Bonus shall be paid within two and a half (2½) months after the end of the calendar year and may at the Parent’s election, be paid in cash or shares of the Parent’s common stock having a fair market value on the date of payment equal to the Annual Bonus (or portion thereof being paid in shares); provided that not more than 50% of the Annual Bonus shall be paid in shares.

2.3.                              Equity Compensation.  The Executive shall be entitled to participate in all equity compensation plans sponsored or maintained by the Parent on terms and conditions as agreed between the Executive and the Parent CEO.

2.4.                              Office Location; Support.  The Executive’s principal office will be in New York City.  If such office is not maintained at its current location at 666 Fifth Avenue, New York, New York, it shall be relocated within the borough of Manhattan in New York City, including the New York offices of the Parent.  Such offices shall be located, if THR so desires, within the same space as the THR corporate offices and shall be of a quality commensurate with the Company’s executive offices at 666 Fifth Avenue.  The Company shall provide the Executive with an office at the Parent’s corporate headquarters and establish such other office locations as the Executive reasonably determines are necessary or desirable in connection with the Construction Services Division.  The Company shall provide the Executive with not less than one (1) full-time personal assistant and with such other support facilities as the Executive shall require in the performance of his duties hereunder.

2.5.                              Employee Benefits.  During the Employment Period, the Executive shall be eligible to participate in such retirement, deferred compensation, life insurance, disability, health and other group insurance and other employee and executive benefit and compensation plans and programs of the Company and the Parent that are currently open for participation on the same basis as Executive Vice Presidents of the Parent.  In addition, until the end of the current (as of the Effective Date) leases on the automobiles provided to the Executive by the Company, the Company will maintain the leases and provide the automobiles for the Executive’s use.  Thereafter, the Company shall provide the Executive with at least one (1) Company provided automobile (of comparable quality or shall pay to the Executive an amount equal to the value of a lease for a luxury automobile).  The Company shall provide the Executive with a full-time driver and shall pay all expenses incurred in respect of such automobiles including, without limitation, those relating to leasing, maintaining insurance, payment for fuel and compensation for the driver with respect to such automobiles.

2.6.                              Personal Time Off (“PTO”).  During the Employment Period, the Executive shall be entitled to PTO consistent with the PTO benefit offered to other Executive Vice Presidents of the Parent and subject to applicable policies of the Parent.

2.7.                              Business Expenses.  The Company or the Parent, as applicable, shall pay or reimburse the Executive, upon presentation of adequate documentation, for all reasonable business out-of-pocket expenses that the Executive incurs during the Employment Period in performing his duties under this Employment Agreement and in accordance with the expense reimbursement policy of the Company or the Parent, as applicable, as in effect from time to time.  If the Executive travels on the business of the Company or Parent on a commercial aircraft, such travel shall be first class.

Section 3.                                            Employment Termination.

3.1.                              Termination of Employment.  The Company may terminate the Executive’s employment hereunder for any reason, and the Executive may voluntarily terminate his employment hereunder for any reason, in each case during the Employment Period and (except in the case of termination by the Company for Cause) at any time upon not less than thirty (30) days’ notice to the other Party (the date on which the Executive’s employment terminates for any reason is herein referred to as the “Termination Date”).  Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall be entitled to (i) payment of any Base Salary earned but unpaid through the Termination Date, (ii) earned but unpaid Annual Bonus for calendar years completed prior to the Termination Date (payable in the ordinary course pursuant to Section 2.2), (iii) unused PTO (consistent with Section 2.5 hereof) paid out at the per-business-day Base Salary rate, (iv) additional vested benefits (if any) in accordance with the applicable terms of applicable Parent or Company compensation or benefit plan, program or  arrangement, (v) and all unreimbursed expenses in accordance with Section 2.6 hereof (collectively, the “Accrued Amounts”).

3.2.                              Certain Terminations.

(a)                                  Termination by the Company other than for Cause; Termination by the Executive for Good Reason.  In the event the employment relationship is terminated during the Employment Period by Company without Cause or by Executive for Good Reason, Executive shall receive severance (the “Severance Pay”) consisting of the product of (a) the number of whole and fractional months between the effective date of termination and the end of the Initial Term or the Extended Term, as the case may be  (the “Severance Period”) and (b) the monthly severance amount of $95,833.33, which is the monthly sum of (i) Executive’s Base Salary and (ii) the guaranteed minimum amount of Annual Bonus, in each case for the first year of employment hereunder, less all applicable deductions and withholdings.  In addition to the Severance Pay, if Executive and his eligible dependents timely elect COBRA continuation coverage, Company shall pay directly to the COBRA plan administrator on a monthly or other required periodic basis, as applicable, the Executive’s portion of the COBRA premium payment to maintain continued coverage for Executive and his eligible dependents in the health and welfare benefit plans of Employer for the Severance Period, subject to any applicable rules and regulations of COBRA.  If the Severance Period is greater than the then applicable COBRA continuation period, Executive shall also be entitled to a payment, fully grossed-up for all applicable taxes, in an amount equal to Executive’s monthly COBRA premium times the difference between the number of whole and fractional months in the Severance Period and the number of months in the then applicable COBRA continuation period.  The Severance Pay shall be paid in a lump sum cash payment no later than the later of (i) fifteen (15) days following the date of termination of employment or (ii) if applicable, upon the release Company or the Parent has requested Executive to execute pursuant to Section 3.5 becoming effective and irrevocable in accordance with its terms.  The Severance Pay is in lieu of any other severance program or policy of Employer or the Parent.

(b)                                 [Intentionally left blank.]

(c)                                  Definitions.  For purposes of Section 3, the following terms have the following meanings:

“Cause” shall mean

(i)                                     any material misapplication of Employer’s funds for Executive’s benefit, or Executive’s conviction of a felony offense or any other crime or offense involving fraud, dishonesty or other similar activity in connection with Executive’s employment by Employer;

(ii)                                  any other action by the Executive involving gross negligence, malfeasance or recklessness in the performance of Executive’s duties which is reasonably likely to result in material harm to the Employer;

(iii)                               any material failure to adhere to or comply with any written code of conduct, policies or procedures of Employer or AECOM or their successors which have been provided to Executive, including the AECOM Code of Conduct, Ethical Business Conduct Policy, and Delegations of Authority if so provided to the Executive;

(iv)                              any material violation by the Executive of any applicable federal, state or municipal laws or regulations pertaining to procurement integrity, gifts and entertainment and other similar laws or regulations pertaining to ethical business conduct; or

(v)                                 Executive’s material breach of this Agreement.

“Good Reason” shall mean one of the following has occurred:

(i)                                     A material breach by Employer of this Agreement, including, without limitation, the provisions of Section 1.3;

(ii)                                  Any material reduction in Executive’s Base Salary or Annual Bonus opportunity;

(iii)                               the relocation of Executive’s principal place of employment outside the Borough of Manhattan in New York City without Executive’s consent;

(iv)                              any material and adverse change in Executive’s job duties, authority or responsibilities, except if due to Executive’s material violation of his duties in Section 1.2;

(v)                                 a request by the Company or Parent that the Executive commit an act or an omission that constitutes violation of a law, other than a request that is made in good faith by the Parent Company CEO or the Company or Parent Board on the advice of counsel.

A termination of employment by Executive for Good Reason shall be effectuated by giving Employer written notice of the termination, setting forth the conduct of Employer that constitutes Good Reason, within thirty (30) days of the first date on which Executive has knowledge of such conduct.  Executive shall further provide Employer at least thirty (30) days following the date on which such notice is provided to cure such conduct.  Failing such cure, a termination of employment by Executive for Good Reason shall be effective on the day following the expiration of such cure period.

3.3.                              Exclusive Remedy.  The foregoing payments upon termination of the Executive’s employment shall constitute the exclusive severance payments due the Executive under this Employment Agreement upon a termination of his employment.

3.4.                              Cooperation.  Following the termination of the Executive’s employment with the Company for any reason, the Executive shall reasonably cooperate with the Parent upon reasonable request of the Parent Board (taking into account any other business, charitable, educational or industry activities of the Executive) with respect to matters relating to the Construction Services Division and as to which the Executive had significant involvement or knowledge prior to his termination.  The Company shall reimburse the Executive for expenses reasonably incurred in connection with such cooperation.

3.5.                              Separation and Release Agreement.  If Executive does not elect to accept the Severance Pay noted in Section 3.2(a), for whatever reason, Executive shall notify the Company and the Parent in writing of Executive’s refusal to accept such Severance Pay.  If Executive elects to accept such Severance Pay, as provided in Section 3.2(a), then, upon the acceptance thereof, and in consideration thereof, Executive on behalf of Executive, Executive’s representatives, assignees, heirs, executors and administrators, releases and forever discharges the Company and the Parent, from any and all causes of action and claims of any type whether known or unknown, whether in contract or tort arising out of the Executive’s employment relationship, including, but not limited to, those arising under Title VII of the Civil Rights Act of 1964, as amended (“Title VII”), 42 U.S.C. Section 2000e, et seq., The Civil Rights Act of 1966, 42 U.S.C. Section 1981, the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. Section 201 et seq., the Americans with Disabilities Act (“ADA”), 42 U.S.C. Section 12101 et seq., the National Labor Relations Act, 29 U.S.C. Section 151 et seq., the Fair Labor Standards Act, and/or any federal, state or local statue, law, ordinance, regulation, order, or common law, including, but not limited to, claims of race, age or sex discrimination or breach of contract, and whether for back pay, earned or accrued vacation pay, bonus, earned commissions, damages, and any other relief at law or in equity.  Executive further covenants and agrees never to institute directly or indirectly or to participate (unless otherwise required by law) any action or proceeding of any kind against the Company or the Parent, their directors, officers, agents, and/or employees, based on or related to Executive’s employment relationship with the Company and/or the Parent, including, but not limited to, an action asserting that the Company and/or the Parent discriminated against the Executive on the basis of race, age or sex or an action asserting a breach of contract, it being understood that there is no intent herein to interfere with the Equal Employment Opportunity Commission’s right to enforce Title VII, the ADA or the ADEA.  Nothing in the foregoing shall constitute a release with respect to (i) performance of the Company’s obligations to Executive under Section 3.2(a) of this Agreement or any other obligations required to be performed by the Company under this Agreement on or after the date of Executive’s termination of employment; (ii) the right to receive COBRA continuation coverage in accordance with applicable law; (iii) claims for benefits under any health, disability, retirement, life insurance or other, similar employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or the Parent; (iv) rights to indemnification Executive has or may have under the by-laws or certificate of incorporation of any member of the Company or the Parent or any of their affiliates or as an insured under any director’s and officer’s liability insurance policy now or previously in force; (v) rights that Executive may have as a shareholder of the Company or the Parent; or (vi) claims or rights that the law does not allow Executive to waive.  If Executive elects to accept such Severance Pay, as provided in Section 3.2(a), in consideration thereof and in addition to the above release of claims, Executive, if requested by the Company or the Parent (provided that such request is made within five days from the date of the Parent’s receipt of notice that Executive has elected to accept the Severance Pay), shall execute a separate written release, wherein Executive shall reiterate and confirm: (a) the above release of any and all causes of action and claims of any type whether known or unknown, whether in contract or tort arising out of Executive’s employment relationship, in substantially the same or similar language as set forth above with such changes to such release as are necessitated by applicable law; and (b) the additional terms and conditions set forth in Attachment 1.

Section 4.                                            Unauthorized Disclosure; Ownership of Patented Inventions and Copyrights in Original Works of Authorship; Non-Competition; Non-Solicitation; Interference with Business Relationships;

4.1.                              Unauthorized Disclosure.  The Executive agrees and understands that in the Executive’s position with the Company and the Parent, the Executive has been and will be exposed to and has and will receive information relating to the confidential affairs of the Company and its affiliates, including, without limitation, technical information, intellectual property, business and marketing plans, strategies, customer information, software, other information concerning the products, promotions, development, financing, expansion plans, business policies and practices of the Company and its affiliates and other forms of information considered by the Company and its affiliates to be confidential or in the nature of trade secrets (including, without limitation, ideas, research and development, know-how, formulas, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) (collectively, the “Confidential Information”).  Confidential Information shall not include information that is generally known to the public or within the relevant trade or industry other than due to the Executive’s violation of this Section 4.1.  The Executive agrees that at all times during the Executive’s employment with the Company and thereafter, the Executive shall not disclose such Confidential Information, either directly or indirectly, to any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (each a “Person”) without the prior written consent of the Company and shall not use or attempt to use any such information in any manner other than in connection with his employment with the Company, unless required by law to disclose such information, in which case the Executive shall provide the Company with written notice of such requirement as far in advance of such anticipated disclosure as possible.  This confidentiality covenant has no temporal, geographical or territorial restriction.  Upon termination of the Executive’s employment with the Company, the Executive shall promptly supply to the Company all property, keys, notes, memoranda, writings, lists, files, reports, customer lists, correspondence, tapes, disks, cards, surveys, maps, logs, machines, technical data and any other tangible product or document which has been produced by, received by or otherwise submitted to the Executive during or prior to the Executive’s employment with the Company, and any copies thereof in his (or capable of being reduced to his) possession provided that nothing in this Employment Agreement or elsewhere shall prevent the Executive from retaining and utilizing:  documents relating to his personal benefits, entitlements and obligations; documents relating to his personal tax obligations; his desk calendar, rolodex, and the like; and such other records and documents as may reasonably be approved by the Company.

4.2.                              Permitted Statements.  Nothing in this Employment Agreement shall restrict any Person from making truthful statements (i) when required by law, subpoena, court order or the like; (ii) when requested, in a formal written request, by a governmental, regulatory, or similar body or entity; or (iii) in confidence to a professional advisor for the purpose of securing professional advice, provided that prior to disclosure, Executive shall notify his professional advisor of the confidential nature of the information and advise him/her to  treat the information as confidential and subject to disclosure only pursuant to the exceptions set forth herein.

4.3.                              Ownership of Patented Inventions and Copyrights in Original Works of Authorship.  As between Company and Executive, all patentable inventions, trademarks, trade secrets and copyrights in original works of authorship which are conceived, made or created by Executive, individually or in conjunction with others, in performing Executive’s duties to the Company hereunder and which relate to Company’s business, products or services are and shall be the sole and exclusive property of Company and the Parent.

4.4.                              Non-Competition; Non-Solicitation.

(a)                                  During the Restricted Period, Executive shall not, and shall cause his Affiliates not to, directly or indirectly through any Person or contractual arrangement:

(i)                                     other than for the Company, Buyer, Parent or their respective Affiliates, engage in the Core Business anywhere in New York; Connecticut; New Jersey; Washington, D.C.; Chicago, Illinois; Los Angeles, California; Las Vegas, Nevada; Boston, Massachusetts; and Philadelphia, Pennsylvania; provided, however, that this Section 4.4(a)(i) shall not prohibit Executive or his Affiliates (including Tishman Hotel & Realty LP, TTV Realty Holdings, Inc. and their respective Affiliates) or any other Person in which any of them own, directly or indirectly, any interest from (x) engaging, anywhere at any time, in any of the THR Activities or in any other activities so long as such other activities are consistent with the services that have been provided from time to time by the Sellers or any of their Affiliates (other than the Company and its Subsidiaries) prior to the Closing, (y) engaging in the Core Business anywhere at any time (including supervising any third parties engaged in the Core Business) solely with respect to projects for the account of (A) Executive and/or his Affiliates (including Tishman Hotel & Realty LP, TTV Realty Holdings, Inc. and their respective Affiliates) or any other Person in which any of them own, directly or indirectly, any interest and/or (B) an employer of Executive or any of such employer’s Affiliates (including Tishman Hotel & Realty LP, TTV Realty Holdings, Inc. and their respective Affiliates) or (z) making passive investments in any publicly traded company representing 5% or less of the outstanding capital stock of any such entity;

(ii)                                  solicit, recruit or hire any person who at any time on or after the date hereof is a Company Group Employee (as hereinafter defined); provided, that the foregoing shall not prohibit (i) a general solicitation to the public or general advertising or similar methods of solicitation by Executive, his Affiliates (including Tishman Hotel & Realty LP, TTV Realty Holdings, Inc. and their respective Affiliates) or search firms not specifically directed at Company Group Employees or (ii) Executive or any of his Affiliates (including Tishman Hotel & Realty LP, TTV Realty

Holdings, Inc. and their respective Affiliates) from soliciting, recruiting or hiring any Company Group Employee (x) at any time six (6) months or more after (or, in the case of those Company Group Employees set forth in Schedule 4.4(a)(ii) of the Disclosure Letter, at any time after) such Company Group Employee has voluntarily ceased to be employed or retained by the Company, the Buyer, the Parent or any of their respective Affiliates, or (y) at any time after a Company Group Employee has been involuntarily terminated by the Company, the Buyer, the Parent or any of their respective Affiliates.  For purposes of this Section 4.4, “Company Group Employees” means, collectively, officers, directors and employees of the Company, the Buyer, the Parent and their respective Affiliates; or

(iii)                               expressly permit Executive’s name or reputation to be used by or in connection with a Person except as permitted by the proviso in subsection (i) above.

As used herein, “Restricted Period” means the period commencing on the Effective Date and ending on the later of (i) the expiration of the Initial Term or (ii) the first anniversary of the Executive’s termination of employment with the Company and the Parent.

(b)                                 During the Restricted Period, the Company, the Buyer and the Parent shall not, and shall cause their respective Affiliates not to, directly or indirectly through any Person or contractual arrangement, solicit, recruit or hire any person who at any time on or after the date hereof is a Seller Group Employee (as hereinafter defined); provided, that the foregoing shall not prohibit (i) a general solicitation to the public or general advertising or similar methods of solicitation by the Company, the Buyer, the Parent, their Affiliates or search firms not specifically directed at Seller Group Employees or (ii) the Company, the Buyer, the Parent or any of their respective Affiliates from soliciting, recruiting or hiring any Seller Group Employee (x) at any time six (6) months or more after such Seller Group Employee has voluntarily ceased to be employed or retained by any Seller or its Affiliates, or (y) any time after a Seller Group Employee has been involuntarily terminated by any Seller or its Affiliates, including, without limitation, Tishman Hotel & Realty, LP and its Subsidiaries and Affiliates.  For purposes of this Section 4.4, “Seller Group Employees” means, collectively, officers, directors and employees of any Seller or its Affiliates, including, without limitation, Tishman Hotel & Realty, LP and its Subsidiaries and Affiliates.

(c)                                  Each party acknowledges that the covenants set forth in this Section 4.4 are an essential element of this Agreement and that any breach of any provision of this Section 4.4 will result in irreparable injury to the non-breaching parties.  Each party acknowledges that in the event of such a breach, in addition to all other remedies available at law, the non-breaching parties shall be entitled to equitable relief, including injunctive relief, and an equitable accounting of all earnings, profits or other benefits arising therefrom, as well as such other damages as may be appropriate.  Each party has independently consulted with his counsel and after such consultation agrees that the covenants set forth in this Section 4.4 are reasonable and proper to protect the legitimate interest of the parties.

(d)                                 If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 4.4 are unreasonable, it is the intention and the agreement of the parties that these provisions shall be construed by the court in such a manner as to impose only those restrictions that are reasonable in light of the circumstances and as are necessary to assure the benefits of this Agreement.  If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 4.4 because taken together they are more extensive than necessary to assure the intended benefits of this Agreement, it is expressly understood and agreed by the parties that the provisions hereof that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding, shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

4.5.                              Defined Terms.  Unless otherwise defined herein, capitalized terms shall have the respective meanings assigned to them in the Stock Purchase Agreement.

Section 5.                                            Representation.  Each Party represents and warrants (i) that such Party is not subject to any contract, arrangement, agreement, policy or understanding, or to any statute, governmental rule or regulation, that in any way limits such Party’s ability to enter into and fully perform such Party’s obligations under this Employment Agreement; (ii) that such Party is not otherwise unable to enter into and fully perform such Party’s obligations under this Employment Agreement (including the agreements of which forms are appended hereto); and (iii) that, upon the execution and delivery of this Employment Agreement by both Parties, this Employment Agreement shall be such Party’s valid and binding obligation, enforceable against such Party in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally.  The Company and the Parent represent and warrant that they are fully authorized by action of the Company Board and the Parent Board, respectively, and by actions of any other Person whose authorization is required, to enter into this Employment Agreement and to perform their obligations under it.

Section 6.                                            Taxes.

6.1.                              Withholding.  All amounts paid to the Executive under this Employment Agreement during or following the Employment Period shall be subject to withholding and other employment taxes imposed by applicable law.  The Executive shall be solely responsible for the payment of all taxes imposed on him relating to the payment or provision of any amounts or benefits hereunder.

6.2.                              Section 280G.  (a) Notwithstanding anything contained in this Employment Agreement to the contrary, (i) to the extent that any payment or distribution of any type to or for the Executive by the Company, any affiliate of the Company, any Person who acquires ownership or effective control of the Company or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code and the regulations thereunder), or any affiliate of such Person, whether paid or payable or distributed or distributable pursuant to the terms of this Employment Agreement or otherwise (the “Payments”) constitute “parachute payments” (within the meaning of Section 280G of the Code), and if (ii) such aggregate would, if reduced by all federal, state and local taxes applicable thereto, including the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), be less than the amount the Executive would receive, after all taxes, if the Executive received aggregate Payments equal (as valued under Section 280G of the Code) to the maximum amount that could be paid without any Payments being subject to the Excise Tax, then (iii) such Payments shall be reduced (but not below zero) if and to the extent necessary so that no Payments to be made or benefit to be provided to the Executive shall be subject to the Excise Tax.  If the Payments are so reduced, the Company shall reduce or eliminate the Payments (x) by first reducing or eliminating the portion of the Payments which are not payable in cash (other than that portion of the Payments subject to clause (z) hereof), (y) then by reducing or eliminating cash payments (other than that portion of the Payments subject to clause (z) hereof) and (z) then by reducing or eliminating the portion of the Payments (whether payable in cash or not payable in cash) to which Treasury Regulation § 1.280G-1 Q/A 24(c) (or successor thereto) applies, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time.  In applying these principles, any reductions shall be made in a manner consistent with the requirements of Section 409A of the Code and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.

(b)                                 It is possible that after the determinations and selections made pursuant to this Section 6.2 the Executive will receive Payments that are, in the aggregate, either more or less than the amount provided under this Section 6.2 (hereafter referred to as an “Excess Payment” or “Underpayment,” respectively).  If it is established, pursuant to a final determination of a court or an Internal Revenue Service proceeding that has been finally and conclusively resolved, that an Excess Payment has been made, then the Executive shall promptly pay an amount equal to the Excess Payment to the Company, together with interest on such amount at the applicable federal rate (as defined in and under Section 1274(d) of the Code) from the date of the Executive’s receipt of such Excess Payment until the date of such payment.  In the event that it is determined (x) by arbitration pursuant to Section 7.6, (y) by a court or (z) by the Company’s independent accountants upon request by a Party, that an Underpayment has occurred, the Company shall promptly pay an amount equal to the Underpayment to the Executive, together with interest on such amount at the applicable federal rate from the date such amount would have been paid to the Executive had the provisions of this Section 6.2 not been applied until the date of such payment.

6.3.                              Section 409A.  The parties agree that this Employment Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder (“Section 409A”) or an exemption from Section 409A and all provisions of this Employment Agreement shall be interpreted accordingly.  To extent that the Executive would otherwise be entitled to any payment or other benefit under this Employment Agreement or otherwise that constitutes “deferred compensation” subject to Section 409A and that if paid or provided during the six months beginning on the date of termination would be subject to the Section 409A additional tax because the Executive is a “specified employee” (within the meaning of Section 409A), the payment will be paid to the Executive on the earlier of the six-month anniversary of the date of termination or the

Executive’s death.  In addition, any payment or benefit due upon a termination of employment that represents a “deferral of compensation” within the meaning of Section 409A shall be paid or provided to the Executive only upon a “separation from service” as defined in Treas. Reg. 1.409A-1(h).  To the extent applicable, each payment made under this Employment Agreement shall be deemed to be separate payments.  Notwithstanding anything to the contrary in this Employment Agreement or elsewhere, any payment or benefit under this Employment Agreement or otherwise that is exempt from Section 409A pursuant to Treas. Reg. 1.409A-1(b)(9)(v)(A) or (C) shall be paid or provided to the Executive only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the Executive’s second taxable year following the Executive’s taxable year in which the “separation from service” occurs; and provided, further that such expenses shall be reimbursed no later than the last day of the Executive’s third taxable year following the taxable year in which the Executive’s “separation from service” occurs.  Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Employment Agreement is determined to be subject to Section 409A, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement in any other calendar year (except for any life-time or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which the Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

Section 7.                                            Miscellaneous.

7.1.                              Indemnification.  Employer shall indemnify Executive to the same extent and on the same basis as all other Executive Vice Presidents of the Parent in the event that he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that Executive is or was a director, officer, employee or agent of Employer or its affiliates.  In addition, the Executive shall be covered by any directors’ and officers’ liability insurance policy (or policies) maintained by the Company or any of its affiliates on terms no less favorable to him in any respect (including with respect to scope, exclusions, amounts, and deductibles) than the coverage then being provided with respect to periods after the Effective Date to other Executive Vice Presidents of the Parent. Any such indemnification rights shall be in addition to, and not in lieu of, any rights of Executive to indemnification in his capacity as a member of Parent’s Board of Directors, whether under charter documents, applicable law, contract or otherwise.

7.2.                              Amendments and Waivers.  This Employment Agreement and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by the parties hereto; provided, that, the observance of any provision of this Employment Agreement may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver.  The waiver by any party hereto of a breach of any provision of this Employment Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver.  Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

7.3.                              Assignment; No Third-Party Beneficiaries.  No rights or obligations of the Company or the Parent under this Employment Agreement may be assigned or transferred by the Company or the Parent except that such rights and obligations may be assigned or transferred pursuant to a merger or consolidation, or the sale or liquidation of all or substantially all of the business and assets of the Company or the Parent, provided that the assignee or transferee is the successor to all or substantially all of the business and assets of the Company or the Parent and such assignee or transferee assumes the liabilities, obligations and duties of the Company or the Parent, as contained in this Employment Agreement, either contractually or as a matter of law.  In the event of any merger, consolidation, other combination, sale of business and assets, or liquidation as described in the preceding sentence, the Company or the Parent shall use its best reasonable efforts to cause such assignee or transferee to promptly and expressly assume the liabilities, obligations and duties of the Company or the Parent hereunder.  The duties and covenants of Executive under this Employment Agreement, being personal, may not be assigned or delegated.  All amounts that become payable to the Executive hereunder shall, in the event of the Executive’s death, be paid to his beneficiary or beneficiaries designated hereunder.  The Executive shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following the Executive’s death by giving written notice thereof to the Company.

7.4.                              Notices.  Unless otherwise provided herein, all notices, requests, demands, claims and other communications provided for under the terms of this Employment Agreement shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be sent by (i) personal delivery (including receipted courier service) or overnight delivery service, with confirmation of receipt (ii) facsimile during normal business hours, with confirmation of receipt, to the number indicated, (iii) reputable commercial overnight delivery service courier, with confirmation of receipt or (iv) registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Parent:

AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071
Attention:  Chief Executive Officer

If to the Company:

Tishman Construction Corporation

666 Fifth Avenue

New York, NY 10103

Attention:  During the period in which the Executive is the Chief Executive Officer, the Chief Administrative Officer; at any other time, the Chief Executive Officer

If to the Executive:

at his principal office at the Company (during the Employment Period), and at all times to his principal residence as reflected in the records of the Company.

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY  10004

Attention:  Donald P. Carleen, Esq.

Facsimile:  212-859-4000

All such notices, requests, consents and other communications shall be deemed to have been given when received.  Either party may change its facsimile number or its address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner then set forth.

7.5.                              Governing Law.  This Employment Agreement shall be construed and enforced in accordance with, and the laws of the State of New York hereto shall govern the rights and obligations of the parties, without giving effect to the conflicts of law principles thereof.

7.6.                              Arbitration.  In the event of any dispute, controversy or claim between the Parties that arises out of or relates to this Employment Agreement, the Executive’s employment with the Company, or any termination of such employment, then either Party may, by written notice to the other, require that such dispute, controversy or claim be submitted to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”).  The arbitrator or arbitrators shall be selected by agreement of the Parties or, if they do not agree on an arbitrator or arbitrators within thirty (30) days after one Party has notified the other of his or its desire to have the matter settled by arbitration, then the arbitrator or arbitrators shall be selected by the AAA in New York, New York.  The determination reached in such arbitration shall be final and binding on the Parties without any right of appeal or further dispute, except as otherwise required by applicable law.  Unless otherwise agreed by the Parties, any such arbitration shall take place in New York, New York.

7.7.                              Severability.  Whenever possible, each provision or portion of any provision of this Employment Agreement will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Employment Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Employment Agreement in that jurisdiction or the validity or enforceability of this Employment Agreement, including that provision or portion of any provision, in any other jurisdiction.  In addition, should a court or arbitrator determine that any provision or portion of any provision of this Employment Agreement, including those contained in Section 4 hereof, is not reasonable or valid, either in period of time, geographical area, or otherwise, the parties hereto agree that such provision should be interpreted and enforced to the maximum extent which such court or arbitrator deems reasonable or valid.

7.8.                              Entire Agreement.  From and after the Effective Date, this Employment Agreement constitutes the entire agreement between the parties hereto, and supersede all prior representations, agreements and understandings (including any prior course of dealings), both written and oral, between the parties hereto with respect to the subject matter hereof.

7.9.                              Counterparts.  This Employment Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

7.10.                        Binding Effect.  This Employment Agreement shall inure to the benefit of, and be binding on, the successors and assigns of each of the parties, including, without limitation, the Executive’s heirs and the personal representatives of the Executive’s estate and any successor to all or substantially all of the business and/or assets of the Company or the Parent.

7.11.                        General Interpretive Principles.  The name assigned this Employment Agreement and headings of the sections, paragraphs, subparagraphs, clauses and subclauses of this Employment Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of any of the provisions hereof.  Words of inclusion shall not be construed as terms of limitation herein, so that references to “include,” “includes” and “including” shall not be limiting and shall be regarded as references to non-exclusive and non-characterizing illustrations.  Any reference to a Section of the Code shall be deemed to include any successor to such Section.

7.12.                        Mitigation/Offset.  The Executive shall be under no obligation to seek other employment or to otherwise mitigate the obligations of the Company or the Parent under this Employment Agreement, and there shall be no offset against amounts or benefits due Executive under this Employment Agreement or otherwise on account of any claim (other than any preexisting debts then due in accordance with their terms) the Company or the Parent or their affiliates may have against him or any remuneration or other benefit earned or received by Executive after such termination.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first written above.

AECOM TECHNOLOGY CORPORATION

By:	/s/ Eric Chen
Name: Eric Chen
Title: Senior Vice President, Corporate Finance

TISHMAN CONSTRUCTION CORPORATION

By:	/s/ Paul Praylo
Name: Paul Praylo
Title:

EXECUTIVE

/s/ Daniel R. Tishman
Daniel R. Tishman

[Signature Page to Daniel R. Tishman Employment Agreement]

ATTACHMENT 1

RIDER TO RELEASE AGREEMENT

1.                                      COOPERATION WITH LEGAL PROCEEDINGS.

Upon reasonable notice, you will provide information and proper assistance to Employer (including truthful testimony and document production) in any litigation or potential litigation in which you are, or may be, a witness, or as to which you possess relevant information. Employer will pay your reasonable expenses incurred in complying with this paragraph.

2.                                      PAYMENT OF COMPENSATION

The release will specify:  (i) the following amounts paid or payable in respect of periods ending on or prior to the date of termination of employment:  (A) accrued Base Salary; (B) earned but unpaid Variable Compensation for fiscal years completed prior to the date of termination, to the extent known and quantifiable as of the date of termination; (C) accrued and unused PTO; and (D) any unreimbursed business expenses and (ii) the amount of Severance Pay payable.

3.                                      NON-DISPARAGEMENT.

Since receiving a copy of this release, you promise and agree that you will not make any statements materially detrimental to the interests of Employer, including, without limitation, negatively comment on or disparage  Employer or its past or present clients, shareholders, directors, executives, officers, employees or agents, it being expressly understood that any breach of this provision shall have no effect on your right to receive, and Employer’s obligation to pay, all amounts to which you are entitled under the Employment Agreement.

4.                                      NOTICE AND REVOCATION PERIODS.

You acknowledge that you were advised that you could take up to twenty-one (21) days from the date this release was given to you to review this release and decide whether you would enter into this release.  To the extent that you have elected to enter into this release prior to such time, you have done so voluntarily, and have knowingly waived such twenty-one (21) day review period.

You may revoke this release anytime during the seven (7) calendar day period following its execution (the “Revocation Period”), by delivery of a notarized written notice of revocation (the “Revocation Notice”) by no later than 5:00 p.m. on the last day of the Revocation Period to [Insert name and address of Human Resources Director or other appointed executive designated to receive notice]. This release shall become irrevocable automatically upon the expiration of the Revocation Period if you do not revoke it in the aforesaid manner.